

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2021

Lishan Aklog, M.D.
Chief Executive Officer
Lucid Diagnostics Inc.
One Grand Central Place
Suite 4600
New York, NY 10165

Re: Lucid Diagnostics Inc.
Amendment No. 1 to Form S-1
Exhibit No. 10.2
Filed October 1, 2021
File No. 333-259721

Dear Dr. Aklog:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance